KPMG LLP Chartered Accountants Telephone (403) 691-8000 2700 205 - 5 Avenue SW Telefax (403) 691-8008 Calgary AB T2P 4B9 Internet www.kpmg.ca

To the Board of Directors of Paramount Energy Operating Company,
as Administrator of Paramount Energy Trust

We consent to the inclusion in this Annual Report on Form 40-F of:

•

our audit report dated March 7, 2008 on the consolidated balance sheets of Paramount Energy Trust as at December 31, 2007 and 2006, and the consolidated statements of earnings (loss) and deficit and cash flows for each of the years in the two-year period ended December 31, 2007,

•

our audit report on the reconciliation to United States GAAP dated March 7, 2008,

•

our Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences, dated March 7, 2008,

•

our Report of Independent Registered Public Accounting Firm dated March 7, 2008 on the Trust’s internal control over financial reporting as of December 31, 2007,

each of which is contained in this Annual Report on Form 40-F of the Trust for the fiscal year ended December 31, 2007.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

March 7, 2008

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